RBC Capital Markets®	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-171806

The information in this pricing supplement is not complete and may be changed.

Preliminary Pricing Supplement

Subject to Completion:
Dated April 17, 2013

to the Product Prospectus Supplement FIN-1 Dated
January 28, 2011, Prospectus Dated January 18, 2011 and
Prospectus Supplement Dated January 28, 2011
$ __________ Capped Floating Rate Notes, Due April 30, 2018 Royal Bank of Canada

Royal Bank of Canada is offering the Capped Floating Rate Notes (the “Notes”) described below.

The CUSIP number for the Notes is 78008SWK8.

The Notes will pay interest quarterly, on the 30th day of January, April, July and October of each year, commencing on July 30, 2013 and ending on the Maturity Date.

The Notes will accrue interest at a rate equal to 3 Month USD LIBOR + 0.50%, subject to the Coupon Cap.

The Coupon Cap on the Notes is will be:

•	2.00% during the first year through third year of their term;

•	3.00% during the fourth year of their term; and

•	4.00% during the fifth year of their term.

The Notes will not be listed on any U.S. securities exchange.

Investing in the Notes involves a number of risks. See “Additional Risk Factors” beginning on page P-6 of this pricing supplement, and “Risk Factors” beginning on page 1 of the prospectus supplement dated January 28, 2011 and “Additional Risk Factors Specific to the Notes” beginning on page PS-5 of the product prospectus supplement FIN-1 dated January 28, 2011.

The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the “FDIC”) or any other Canadian or U.S. government agency or instrumentality.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.
	Per Note	Total
Price to public	100.00%	$•
Underwriting discounts and commissions(1)	0.50%	$•
Proceeds to Royal Bank of Canada	99.50%	$•

(1)	See “Supplemental Plan of Distribution (Conflicts of Interest)” in this pricing supplement.

To the extent that the total aggregate principal amount of the Notes being offered by this pricing supplement is not purchased by investors in the offering, one or more of our affiliates may purchase the unsold portion.  However, our affiliates will not purchase more than 15% of the principal amount of the Notes.

We will deliver the Notes in book-entry only form through the facilities of The Depository Trust Company on or about April 30, 2013, against payment in immediately available funds.

RBC Capital Markets, LLC

Capped Floating Rate Notes, Due April 30, 2018

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement FIN-1, the prospectus supplement, and the prospectus.

Issuer:	Royal Bank of Canada (“Royal Bank”)

Issue:	Senior Global Medium-Term Notes, Series E

Underwriter:	RBC Capital Markets, LLC

Currency:	U.S. Dollars

Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess of $1,000

Pricing Date:	April ●, 2013

Issue Date:	April 30, 2013

Maturity Date:	April 30, 2018

CUSIP:	78008SWK8

Interest Rate:	3 Month USD LIBOR + the Spread, subject to the Coupon Cap. In no event will the interest rate be less than 0% per annum.

Spread:	0.50%

Reference Rate:	3 Month USD LIBOR, as reported on Reuters Page LIBOR01 or any successor page

Coupon Cap:
The Coupon Cap on the Notes is will be:

•  2.00% from the issue date to and excluding April 30, 2016;

•  3.00% from April 30, 2016 to and excluding April 30, 2017; and

•  4.00% from April 30, 2017 to and excluding maturity.

Day Count Fraction:	30/360

Type of Note:	Capped Floating Rate Notes

Interest Payment Dates:
Quarterly, in arrears, on the 30th day of January, April, July and October of each year, commencing on July 30, 2013 and ending on the Maturity Date. If any Interest Payment Date is not a New York business day, interest will be paid on the next New York business day as further discussed on S-15 of the prospectus supplement, without adjustment for period end dates and no additional interest will be paid in respect of the postponement.

Interest Period:	Each period from and including an Interest Payment Date (or, for the first period, the Settlement Date) to but excluding the next following Interest Payment Date.

Interest Determination Dates:	The Reference Rate is set two London business days prior to the start of the Interest Period.

Redemption:	Not applicable

Survivor’s Option:	Not applicable

RBC Capital Markets, LLC

Capped Floating Rate Notes, Due April 30, 2018

U.S. Tax Treatment:
We intend to take the position that the Notes will be treated as variable rate debt instruments providing for stated interest at a qualified floating rate for U.S. federal income tax purposes.  Please see the discussion in this pricing supplement under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” the discussion in the accompanying product prospectus supplement FIN-1 dated January 28, 2011 under the section entitled “Supplemental Discussion of U.S. Federal Income Tax Consequences,” and the accompanying prospectus dated January 28, 2011 under the section entitled “Tax Consequences—United States Taxation” and specifically the discussion in the accompanying prospectus under the section entitled “Tax Consequences—United States Taxation—Original Issue Discount—Variable Rate Debt Securities.”

Calculation Agent:	RBC Capital Markets, LLC

Listing:	The Notes will not be listed on any securities exchange.

Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities—Ownership and Book-Entry Issuance” in the prospectus dated January 28, 2011).

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Listing” on pages P-2 and P-3 of this pricing supplement and the applicable terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement FIN-1 dated January 28, 2011, as modified by this pricing supplement.

RBC Capital Markets, LLC

Capped Floating Rate Notes, Due April 30, 2018

ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated January 28, 2011, as supplemented by the prospectus supplement dated January 28, 2011 and the product prospectus supplement FIN-1 dated January 28, 2011, relating to our Senior Global Medium-Term Notes, Series E, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement FIN-1. In the event of any conflict, this pricing supplement will control.  The Notes vary from the terms described in the product prospectus supplement FIN-1 in several important ways. You should read this pricing supplement carefully.

This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated January 28, 2011, “Additional Risk Factors Specific to the Notes” in the product prospectus supplement FIN-1 dated January 28, 2011 and “Additional Risk Factors” in this pricing supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000309/f127115424b3.htm

Prospectus Supplement dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000311/m127114424b3.htm

Product Prospectus Supplement FIN-1 dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000316/m127115424b5.htm

Our Central Index Key, or CIK, on the SEC website is 1000275.  As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Royal Bank of Canada.

Royal Bank of Canada has filed a registration statement (including a product prospectus supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this pricing supplement relates.  Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov.  Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement FIN-1, the prospectus supplement and the prospectus if you so request by calling toll-free at 1-866-609-6009.

RBC Capital Markets, LLC

Capped Floating Rate Notes, Due April 30, 2018

HISTORICAL INFORMATION

Historically, the Reference Rate has experienced significant fluctuations. Any historical upward or downward trend in the level of the Reference Rate during any period shown below is not an indication that the interest payable on the Notes is more or less likely to increase or decrease at any time during the term of the Notes.

The Reference Rate was 0.27710% on April 30, 2013. The graph below sets forth the historical performance of the Reference Rate from April 30, 2008 through April 30, 2013.

Source: Bloomberg L.P.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

RBC Capital Markets, LLC

Capped Floating Rate Notes, Due April 30, 2018

ADDITIONAL RISK FACTORS

The Notes involve risks not associated with an investment in ordinary floating rate notes. This section describes the most significant risks relating to the terms of the Notes.  For additional information as to the risks related to an investment in the Notes, please see the accompanying product prospectus supplement, prospectus supplement and prospectus. You should carefully consider whether the Notes are suited to your particular circumstances before you decide to purchase them. Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.

The Amount of Interest Payable on the Notes Is Capped. The interest rate on the Notes for each quarterly interest period is capped at the applicable Cap.

Investors Are Subject to Our Credit Risk, and Our Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes. Investors are dependent on Royal Bank’s ability to pay all amounts due on the Notes on interest payment dates and at maturity, and, therefore, investors are subject to the credit risk of Royal Bank and to changes in the market’s view of Royal Bank’s creditworthiness. Any decrease in Royal Bank’s credit ratings or increase in the credit spreads charged by the market for taking Royal Bank’s credit risk is likely to adversely affect the market value of the Notes.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We expect that delivery of the Notes will be made against payment for the Notes on or about April 30, 2013, which is the third (3rd) business day following the Pricing Date (this settlement cycle being referred to as “T+3”).  See “Plan of Distribution” in the prospectus supplement dated January 28, 2011. For additional information as to the relationship between us and RBC Capital Markets, LLC, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus dated January 28, 2011.

After the initial offering of the Notes, the price to the public may change. To the extent that the total aggregate principal amount of the Notes being offered by this pricing supplement is not purchased by investors in the offering, one or more of our affiliates may purchase the unsold portion. However, our affiliates will not purchase more than 15% of the principal amount of the Notes. Sales of these Notes by our affiliates could reduce the market price and the liquidity of the Notes that you purchase.

We may use this pricing supplement in the initial sale of the Notes. In addition, RBC Capital Markets, LLC or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

RBC Capital Markets, LLC

Capped Floating Rate Notes, Due April 30, 2018

SUPPLEMENTAL DISCUSSION OF
U.S. FEDERAL INCOME TAX CONSEQUENCES

The following disclosure supplements the discussion in the product prospectus supplement dated January 28, 2011 under “Supplemental Discussion of U.S. Federal Income Tax Consequences.”

Foreign Account Tax Compliance Act. The Internal Revenue Service has issued notices and the Treasury Department has issued final regulations affecting the legislation enacted on March 18, 2010 and discussed in the product prospectus supplement dated January 28, 2011 under “Supplemental Discussion of U.S. Federal Income Tax Consequences—Supplemental U.S. Tax Considerations—Legislation Affecting Taxation of Notes Held By or Through Foreign Entities.”  Pursuant to the final regulations, withholding requirements with respect to payments made on the Notes will generally begin no earlier than January 1, 2014, and the withholding tax will not be imposed on payments pursuant to obligations outstanding on January 1, 2014.  Account holders subject to information reporting requirements pursuant to the legislation may include holders of the Notes.  Holders are urged to consult their own tax advisors regarding the implications of this legislation and subsequent guidance on their investment in the Notes.

RBC Capital Markets, LLC